August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (212) 282-6224

Ms. Andrea Jung
Avon Products Inc.
1345 Avenue of the Americas
New York, New York 10105-0196

> **Re: Avon Products Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04881**

Dear Ms. Jung:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 22

1. It does not appear that you have provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific targets

used to determine incentive amounts. For example, on page 25 you discuss individual performance without elaborating on what factors you considered and how they are weighted. On page 28, you mention that target awards are based on quantitative and qualitative performance against the turnaround plan without disclosing targets. To the extent you believe that disclosure of the targets on performance objectives is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We note that you have considered targets for 2007 and subsequent years. Please revise to disclose such targets. See Instruction 4 to Item 402(b) of Regulation S-K.

2. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please revise to explain and place in context why you chose to pay each element and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iv) and (vi) of Regulation S-K.

Compensation Philosophy and Objectives, page 22

3. You state that the overall executive compensation levels are targeted at the median of the market. Please revise to disclose the actual, as opposed to targeted, percentiles represented by the actual compensation paid for your 2006 fiscal year.

External Compensation Consulting Firm, page 22

4. We note the disclosure pertaining to the Mercer HR Consulting and the Compensation Committee. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K. In addition, we also note that you work with consultants, such as Towers Perrin, Hewitt Associates, *etc.*, in addition to Mercer. Please revise to provide a materially complete description of these consultants' roles with the company.

Annual Executive Compensation Review, page 23

5. We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. We also note that you make comparisons to other consumer goods organizations with annual revenues ranging between approximately $6 and $10 billion. Please revise to identify these other consumer goods organizations.

Elements of Compensation, page 24

6. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, please explain why.

Summary Compensation Table, page 30

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Ms. Jung's compensation as compared to that of the named executive officers (except for Ms. Kropf who retired last year). Given this, please provide a more detailed discussion of how and why Ms. Jung's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Perquisites, Page 31

8. Please revise to disclose in a footnote your methodology for computing the aggregate incremental cost for perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination of Employment or Change-In-Control, page 44

9. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel